THE LAW OFFICE OF JILLIAN SIDOTI



38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
www.jilliansidoti.com

May 1, 2013

Mr. Tom Kluck
Legal Branch Chief
Securities Exchange Commission



Re: REIA Investments, LLC
Offering Statement on Form 1-A
Filed February 4, 2013
File No. 024-10341

Dear Mr. Kluck,

Please see the answers to your comments below.

General

1.   We note your disclosure on page 20 that you intend to purchase real estate owned properties or notes secured by real property. We further note your risk factor on page 18 relating to the Investment Company Act of 1940. It seems that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

We refer to the exemption provided in Section 3(c)(6) of the Investment Company Act that reads:

"Any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4), and (5), or in one or more of such businesses (from which not less than 25 per centum of such company's gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities."

We then refer to paragraph 5 of this same Section which outlines an exemption for the Company:

"Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more

of the following businesses: (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services; and (C) *purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.*"

The Company's business is purchase notes and mortgages secured by real estate, specifically, and thus we believe that paragraph 5(c) applies. The Company has no intention of trading securities or dealing in institutional securities. Their business will be limited to purchasing notes, mortgage and properties and then reselling them to real estate investors.

2.   Please provide a principal stockholder table. Refer to Model A. Question 37.

We added the following table on page 38"

	Class of Units	Average Price Per Unit	No. of Units Now Held	% of Total	No. of Units After Offering if All Securities Sold	% of Total
REIA Investments Management, LLC Thomas Hennigan, Managing Member 18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258. (210) 979-0700.	Management Interests (1)	$300	100	100%	100 (2)	100% (3)

(1)   REIA Investments Management, LLC was issued all of our Management Interests. No other person or entity is entitled to such interests and no other interests shall be distributed.
(2)   These units are not hereby registered and will not be sold.
(3)   The Managing Member has no intention of selling any of the units herein listed and thus, will continue to own 100% of the Management Interests.

Part I - Notification
Item 1. Significant Parties, page 1

3.   Please revise your disclosure with respect to (c) and (d) to clarify that the 100% ownership in REIA Investment Management, LLC is record and beneficial ownership. Refer to Part 1, Item 1(d) and 1(e) of Form 1-A.

We have added the following:

The beneficial owner of the common units is Thomas Hennigan.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 2

4. We note the information provided in Exhibit A to the Operating Agreement submitted as an exhibit to this offering statement. Please revise this section to provide the name and amount of securities issued to Thomas Hennigan. Refer to Part 1, Item 5(a)(2) of Form 1-A. Also revise to provide the information required by Part 1, Item 5(c).

We have added the following:

Thomas Hennigan was issued 100 common units in exchange for $30,000. Such securities were issued under an exemption under Section 4(2).

5. We note your disclosure on page 38 that "for… [your] initial capitalization of $30,000, and other related services… Thomas Hennigan, was awarded 100% of the available common units of the company." Please revise your disclosure to provide the information required by Part I, Item 5(a)(3) of Form 1-A or advise.

Please see our answer to comment #4.

Risk Factors, page 6

6.   Please revise the first risk factor by breaking it into two. One risk factor should address the risk related to you being a development stage company. The other risk factor should address the auditor's going concern report.

We are a development stage company organized in November 2012 and have recently commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a high probability of losing their investment.

We were incorporated in November 2102. As a result of our start-up operations we have; (i) generated no revenues, (ii) accumulated deficits of $15,147 from inception due to organizational and start-up activities, business plan development, and professional fees since we incorporated. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our loan products, the level of our competition and our ability to attract and maintain key management and employees.

Our auditors have substantial doubt about our ability to continue as a going concern. Additionally, our auditor's report reflects the fact that the ability of the Company to continue as a going concern is

dependent upon its ability to raise additional capital from the sale of Units and, ultimately the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment.

Our auditor's report reflects that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of Units and, ultimately, the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Plan of Operations, page 20

7. Please refer to Model A. Question 4 and provide the disclose required for milestones which in management's opinion the company must or should reach in order for the company to become profitable, and indicate the expected manner of occurrence or the expected method by which the company will achieve the milestones. State the probable consequences to the company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the company's liquidity in view of the company's then anticipated level of operating costs.

Event	Expected Manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Qualification of the Offering Circular	Approval by the Securities Exchange Commission	July 2013
Advertising of the securities for Sale	Purchasing of advertising space in real estate magazines or by sponsor local REIA groups. Approximate cost of $5,000	July 2013
Development of our Website	Approximate cost of $1,500 – we currently do not have a web developer under contract	July 2013
Raise the minimum subscriptions to be placed in escrow	Cost of the escrow fees.	December 2013
Purchase of our first package of bulk REO's and notes	Will depend on inventory and availability.	January 2014
Sale of first assets from first purchase	Sale of notes and properties that are ready for resale to REIA members	February 2014
Raising of additional funds up to the maximum	Up to $4,000,000 for the purchase of assets	January 2014- July 2014
Purchase of additional assets	Up to $4,000,000	January 2014- July 2016

Plan of Operations, page 20

8.   Your disclosure indicates that when purchasing a package of properties that you will perform a Broker Price Opinion (BPO). Please explain the methodology involved in performing a BPO, clarify whether you will perform the BPO internally or obtain a BPO from a third party and describe how a BPO differs from an appraisal.

We added the following:

Unlike an appraisal, the broker may not fully inspect the property and may not even enter the property, but only view the property from the outside. Therefore, their opinion provided to us may not be as accurate as an appraisal. If a BPO is inaccurate, we may not realize the same profits, or any profits, had we conducted an appraisal. During an appraisal, generally speaking, an appraiser is specially qualified to fully inspect and analyze the value of the property. As stated earlier, our brokers that conduct opinions for us, may never have a chance to fully inspect the quality and value of any particular property.

Purchasing REOs in bulk transactions, page 20

9.   Please tell us the basis for your "25% to 50%" acquisition value range and the 50% to 60% sell range. For instance, please clarify if this is the industry standard. Please also provide the same for your statement on page 21 with respect to the purchase of nonperforming mortgage notes. Alternatively, please remove such statements.

We have removed these statements.

10.   We note your disclosure that "the broker price opinion is not the same as an appraisal." Please revise to clarify whether you will conduct an appraisal of the properties before purchasing them. If not, please so state and revise the risk factor section accordingly.

We added the following risk factor:

We will not obtain an appraisal on properties prior to purchase.

We intend on purchasing properties in bulk transactions. In other words, purchasing multiple properties in one sale. Because appraisals, we believe, are cost prohibitive, we will not be obtaining appraisals on the properties we purchase. Instead, we will elect to conduct a Broker Price Opinion ("BPO"), where, based on a local broker's opinion, we will determine the value of a property. The broker will compare the property to other properties in the area that are listed and sold, and will visit the property. However, unlike an appraisal, the broker may not fully inspect the property and may not even enter the property, but only view the property from the outside. Therefore, their opinion provided to us may not be as accurate as an appraisal. If a BPO is inaccurate, we may not realize the same profits, or any profits, had we conducted an appraisal.

Seller Financing, page 24

11.   We note your disclosure that you "will have extremely loose underwriting criteria." Please revise your disclosure to provide the industry underwriting standard for comparative purposes.

We have added the following:

Traditional institutions, generally speaking, require FICO scores of 700 or greater; require an full appraisal be conducted on the property; often do not lend to new real estate investors without a history of being in the real estate business; and may not lend on properties that have significant rehabilitation problems such as destroyed plumbing, electrical, or flooring.

12.   We refer to the fifth underwriting criteria. We further refer to your disclosure in the "plan of operations" section where you state that you currently have no operations other than, among others, to

develop your business plan. Since you will have no borrowing history in the near future, please delete this disclosure or revise to clarify what you mean by "borrowing history."

We have removed this.

Our Strengths and relationships with Real Estate Investment Associations, page 24

13.   Please tell us whether you have a written agreement with the National REIA. If so, please summarize the material terms of the agreement and submit the agreement as an exhibit to the offering statement. Refer to Part III, Item 2(6) of Form 1-A. If not, please revise to so state and revise your risk factor disclosure to discuss your dependence on National REIA with whom you have no formal arrangement.

We currently do not have a written agreement with National REIA.

We added the following risk factor:

We will rely on outside entities to assist with our business plan with which we have no formal or written agreement.

We will rely on National REIA to assist with our marketing. We will look to National REIA as a source not only for investors, but also for brokers to provide BPO's on our potential acquisitions, but also for purchasers of our properties. We currently do not have a written agreement with National REIA and they have no obligation to assist us. Therefore, if we are unable to establish a relationship, then we may not be able to fully carry out our business plan as stated herein.

14.   Please tell us whether your agreement to utilize the services of qualified REIA members when available represents an obligation.

It does not represent an obligation. We have no written agreement.

Borrowing of money, page 25

15.   Please revise to clarify what "prudent amounts of leverage" means.

We have updated this to read:
Although the Company is not required to maintain any particular leverage ratio, the Company intends, when appropriate, to employ prudent amounts of leverage, meaning less than 65% of the value of the underlying property based on a Broker Price Opinion, and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. The Company expects to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates.

Purchase and sale (or turnover) of investments, page 26
16.   We note your disclosure that you plan to "turnover quickly." Please revise to give an estimated amount of time the company intends to hold each property for. This relates to the REO and non-performing mortgage notes segments, respectively.

We have update this to read:

The Company plans to turnover assets within five years of acquisition depending on the acquisition. After purchase of the properties in a bulk transaction, the Company intends to immediately market the properties and sell them to rehabbers, developers, those in search of a new home. Although the Company may utilize traditional methods of selling properties such as listing properties on the multiple listing services (MLS) and the use of a real estate broker's services, it is expected that most properties will be sold to members of real estate investment clubs throughout the country as our sole Manager, Tom Hennigan, has an extensive network throughout such clubs throughout the country.

Business Strengths, page 27

17.   Please revise the first bullet to state that members of the National REIA and regional REIAs who decide to engage in operations similar to yours may also have the same access.

We added:

It should be noted, that those who engage in similar operations may also have the same access to REIA members.

18.   Please revise to identify the "pro-real estate legislation" Mr. Hennigan worked on, including the applicable state, detailing the work he did and the impact it had in the industry. In this regard, we note your disclosure on page 33. You may include a cross- reference.

We have added a cross reference.

Offering Price Factors, page 28

19.   Please revise to provide the information requested by Model A. Question 8.

We added the following:
If the maximum amount of Preferred Membership Interests are sold under this Offering, the purchasers under this Offering will own 100% of the Preferred Membership Interests outstanding.

If the minimum amount of Preferred Membership Interests are sold under this Offering, the purchasers under this Offering will own 100% of the Preferred Membership Interests outstanding.

The Management believes that if the maximum amount of the Preferred Membership Interests the price per Unit value will be $1.00 per Unit for a total of $5,000,000.

The Management believes that if the minimum amount of the Preferred Membership Interests the price per Unit value will be $1.00 per Unit for a total of $1,000,000.

Use of Proceeds, page 29

20.   We note your disclosure on page 4 of the offering statement that there is a finder's fee or similar payment in connection with the offering. We further note your disclosure in footnote 2 to the table with respect to finder's fee. Please revise the table to disclose the estimated fees in the "selling commissions & fees" line item. Also submit, as an exhibit to the offering statement, the agreement between the manager and the REIA group before qualification of the offering statement.

To date, the Manager has determined it will most likely not pay any types of finder's fees to an REIA

groups and thus, has not entered into any agreements with REIA groups. Instead, the Manager has determined it might instead sponsor REIA groups and/or pay for a booth or advertising space at local REIA meetings. These costs will not come out of the Use of Proceeds, but instead of the Manager will cover these costs initially and will not seek reimbursement.

The Manager still reserves the right, at some time in the future, to pay finder's fees.

We have updated the footnote to read as follows:

Finder's fees will not come from the proceeds of this Offering and ONLY will be derived from profits paid to the Manager. The Finder's fee agreement, that has not yet been developed or entered into and one may never develop. If the Manager does enter into a finder's fee agreement with any such group, the agreement will state: 1.) That such finder's fees will not be derived from investor's funds and 2.) that the REIA group is to only make a mere introduction and not to act as an agent for the Company.

20.   Please revise to expand, by footnote, your "working capital" disclosure to indicate with specificity what this will include. For example, we note your disclosure on page 28 that "Mr. Hennigan has provided the working capital to cover [your] initial expense." We further note your disclosure on page 38 that Mr. Hennigan provided an initial capitalization of $30,000 to you and that he will receive reimbursement for expenses incurred on behalf of the company. Please revise your disclosure to indicate whether a portion of the amount allocated for working capital will be used to reimburse Mr. Hennigan.

We have updated the footnote to read:

Working capital shall include ongoing office expenses, telephone, utilities, answering services, bookkeeping and accounting services, and marketing services. We do not expect that any of these funds will reimburse Mr. Hennigan for his contributions thus far. Mr. Hennigan will only be compensated for those expenses related to the Offering.

21.   Please revise to provide additional detail on the use of net proceeds. Refer to the Instruction to the Use of Proceeds section of Model A. For example, please separately disclose the estimated amounts to be used to purchase real properties and the amount that will be used to purchase notes.

We have divided both of these and have updated the table to read as follows:

Although we expect proceeds for purchases of notes and properties to be evenly divided, there can be no guarantee as purchases will depend highly on the availability of notes and properties and the price/value such notes and properties are offered at. We will attempt to equally purchase both notes and properties. These costs include the amount required for administrative, legal, and due diligence fees associated with an individual property, note, or bulk purchase.

22.   Please also provide disclosure on cash flow and liquidity issues for the next 12 months. Refer to Model A. Questions 11 and 12.

We have added the following:

We do not anticipate having any cash flow or liquidity problems in the next 12 months. We are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the

Company to make payments. None of the Company's trade payables have not been paid within the stated trade terms. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

We believe that the proceeds from this offering will satisfy the Company's cash requirement for the next 12 months and we do not believe it will be necessary to raise additional funds.

23.   Please clarify whether the amount of proceeds allocated to Property or Note Purchases includes the costs associated with the purchase of these investments, including but not limited to administrative, legal and due diligence fees.

We have added the following sentence to the footnotes:

These costs include the amount required for administrative, legal, and due diligence fees associated with an individual property, note, or bulk purchase.

Capitalization, page 29

25.   It appears that a portion of the disclosure under this heading is missing. Specifically there is no following summary financial data. Please revise to include the information required by Model A. Question 13 of Form 1-A. We note for example that Thomas Hennigan provided an initial capitalization of $30,000 to the company.

We have included the following:

	As of March 31, 2013	as of December 31, 2012
Assets		
Cash	**11,085**	**15,603**
TOTAL ASSETS	$ 11,085	15,603
Liabilities and Member's Equity (Deficit)		
Accounts Payable	**0**	**750**
Net Assets Attributable to the Member	$ 11,085	14,853

We have also added the following:

	As of April 30, 2013	Amount Outstanding if Minimum Sold	Amount Outstanding if Maximum Sold
Preferred Membership Interests	$0	$1,000,000	$5,000,000

Common Membership Interests	$30,000	$30,000	$30,000

Number of Class of Preferred	Par Value Shares Authorized	Per Share
5,000,000	$1.00	$1.00

Description of Securities, page 30

26.   Please revise to provide the information required by Model A. Questions 18 to 20 of Form 1-A.

We have added the following:
18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative? [X] Yes [ ] No
Are securities callable? [X] Yes [ ] No
Explain:
The Manager may return the Capital Contribution along with accumulated returns that have not yet been distributed to any Member at any time.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
None.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $0

Plan of Distribution, page 31

27.   Please revise to disclose here, or elsewhere as applicable, the termination date of the offering, if any.

This Offering shall remain open for one year following the Qualification Date of this Offering.

28.   We note your disclosure that all subscriptions funds which are accepted will be deposited directly into REIA Investments' segregated escrow account. Please submit the escrow agreement as an exhibit to the offering statement. Refer to Part III, Item 2(9) of Form 1- A.

We have added a sample escrow agreement that we believe with be the same as or similar to the agreement we will eventually enter into. We are currently in negotiations with a commercial bank to assist us with the impound of subscription funds but we have not yet entered into a formal written agreement.

29.   We note your disclosure on pages 4 and 41 of the offering statement that the price per security is $1. We further note your disclosure here that the purchase price for the preferred units is $10. Please revise to reconcile.

We have revised.

30.   Please revise to clarify if subscriptions are irrevocable.

Subscriptions are irrevocable.

31.   We note your disclosure on page 32 that the offering period will commence upon the "prospectus being declared effective." Please revise to clarify that the "offering statement" will be "qualified." Please make conforming changes throughout the document.

We have made this change throughout the document.

32.   Please revise to disclosure how you will determine which investor is a member in good standing at the REIA. Also clarify whether education on real estate and real estate related investments is a prerequisite to REIA membership. Finally, please clarify how you will proceed if an investor stops being a REIA member in good standing. In this regard, please clarify whether you will conduct an ongoing test to determine an investor's standing.

We have added the following:

The Company will verify membership by contacting and consulting with the applicable REIA group to verify membership. The Company will merely ask if the prospective Member is a member in good standing with the REIA group. The Company will not have any minimum education requirements of prospective Members. The Company will conduct on-going checks of Members standing with a REIA group and will allow for Members flexibility in joining other REIA groups. The Company will only verify membership with a REIA group upon subscription.

Officers and Key Personnel of the Company, page 32

33. We note your disclosure regarding Mr. Hennigan's experience. Please revise to provide the following (for the past ten years):

a.   Total amount of money raised from investors and the total number of investors, if applicable;

b.   Number of properties purchased and location by region;

c.   Aggregate dollar amount of properties purchased;

d.   Percentage (based on purchase price rather than on number) of properties that are commercial and residential;

e.   Percentage (based on purchase price) of new, used or construction properties;

f.   Number of properties sold; and

g.   Discussion of those major adverse business developments or conditions experienced by any of the properties managed by Mr. Hennigan that would be material to investors in you.

We have added the following information to comply with this comment:

Mr. Hennigan has never raised money from outside investors. In the past 10 years, Mr. Hennigan has purchase 708 tax liens in the state of Louisiana with a total tax lien investment properties of $1,870,974. Of these, 96% were residential properties and 4% were commercial properties He has sold 652 properties and still owns 56 properties. Fortunately, besides the changing of rules and laws in the jurisdiction which Mr. Hennigan invests, Mr. Hennigan has not suffered any adverse business developments. In the past 10 years,

Mr. Hennigan has also purchased 33 first lien notes. Of these, one was in Montana, 18 in Florida, 5 in Texas, and 9 in Louisiana. He invested a total of $938,637 and all of the liens were on residential properties. 9 of the liens were paid off and 24 remain active.

33.   We note that Mr. Hennigan is the sole member of the managing member and sole officer of the company. Please revise your disclosure to indicate the amount of time he plans to spend on company matters, if less than full time.

We have added the following disclosure:

Mr. Hennigan intends to spend 60% of his time on Company matters.

Advisory Board, page 33

34. Please clarify whether any of the members of the Advisory Board will be deemed an "officer or key personnel" of the company. Please refer to the instruction to Model A. Questions 29 to 32 of Form 1-A for guidance. If you determine that they are officers and/or key personnel, please revise your disclosure on page 1 and elsewhere, as applicable. Refer to Part 1, Item 1 of Form 1-A. For those who are not officers, key personnel and/or directors of the company, please tell us why you have included their information in the offering statement.

We have added the following disclosure:

The Advisory Board is a volunteer board and has no existing obligation to the Company. In the future, if cash flow and profits permits, Mr. Hennigan may offer compensation to the Advisory Board members in terms of compensation directly from the Management in the form of cash or equity.

Executive Compensation, page 37

35. Please revise to include the disclosure related to the identified footnote 1 in the summary compensation table.

We have updated to read as follows:

1.   For his organizing of our Company, the business plan development, putting together of this offering, our initial capitalization of $30,000, and other related services, the Managing Member of our Managing Member, Thomas Hennigan, was awarded 100% of the available Common Units of the Company.

37. Please clarify whether the expenses for which Thomas Hennigan will be reimbursed for is separate from the initial $30,000 capitalization. If so, please quantify the amount he has advanced to the company, if any, for which he will be reimbursed for. Also revise to provide the principal terms of the financing, as applicable.

We have added the following:

However, Mr. Hennigan's contribution of $30,000 is NOT reimbursable and is considered paid in capital for which Mr. Hennigan received 100% of the Common Units of the Company. Mr. Hennigan is not seeking reimbursement for his initial $30,000 investment, but may seek reimbursement for future expenses

incurred. We currently do not have any financing terms with Mr. Hennigan.

38.   We note your disclosure on page 41 that the company currently has two outstanding membership classes, including the preferred units issued to the manager and the preferred units being offering as units to new members in three different classes. We further note your disclosure here that Thomas Hennigan was awarded 100% of the available common units of the company. Please reconcile your disclosure here and throughout the document.

This was in error. Thomas Hennigan has only been issued common units.

Transaction with Related Persons, page 38

39.   Please revise here or elsewhere, as applicable, to discuss if there are any proposed transactions in which Mr. Hennigan or other related parties would have an interest. For example, please discuss whether any of the properties or notes could be purchased from related parties or whether any services provided to the company could be by related parties.

It is currently not anticipated that any notes or properties herein proposed to be acquired will be acquired from Mr. Hennigan or a related party.

Financing Arrangements with Significant Members, Managers, Directors and Officers, page 38

40.   We note your disclosure on page 38 that "the manager shall receive reimbursement for expenses incurred on behalf of the company." Please revise to include the material terms of this arrangement.

The Manager intends to contribute up to $20,000 more as a capital contribution for which he will not seek any reimbursement.

The Manager shall receive reimbursement for expenses incurred on behalf of the Company. So long as expenditures are under $1,000 in any given month, no such expenses will incur any interest and no agreement will be entered into as it is expected that the Manager will be merely reimbursed on a dollar for dollar basis.

If expenses are greater than $1,000 and are not reimbursed because the Company is unable to reimburse the Manager, may enter into a financing agreement with the Company in accordance with 3.9.1 of the Operating Agreement:

It shall be the responsibility of the Manager to arrange temporary or permanent financing for the Company in such amount(s) as reasonably necessary for the proper management of the Company, both in form and upon commercially reasonable terms and at competitive rates. The Manager shall execute any and all loan documentation as required for obtaining such financing, including, without limitation, security agreements, mortgage notes and trust deeds.

Cash Distributions, page 42

41.   Please define Class Preferred Return.

We have updated to read:

First, to the Class A, Class B, and Class C Preferred Members, pro rata in accordance with their percentage interests in the Company, in an amount equal to their Class Preferred Return, annualized, on their Capital Contributions. Class Preferred Return shall mean the preferred return designated to a particular class of Preferred Members. Those Class A Preferred Members shall receive a Class Preferred Return of 7% annualized. Those Class B Preferred Members shall receive a Class Preferred Return of 6% annualized. Those Class B Preferred Members shall receive a Class Preferred Return of 5% annualized.

Exit Strategies, page 44

42.   We note your disclosure regarding the intended exit strategy. Please revise the risk factor section to disclose that an exit event is not guaranteed and is subject to the Manager's discretion.

We added the following:

Please see the risk factor regarding exit strategies on page 11.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Liquidity and Capital Resources, page 46

43.   We note that you believe cash available as of December 31, 2012 will be able to sustain operations for an additional twelve months and that your auditor has not issued a going concern opinion. Please explain to us in detail why you believe that $15,603 will be enough to sustain operations for twelve months when you have incurred $15,147 in the approximately six week period from inception through December 31, 2012.

Our auditor has updated their report to include a going concern opinion. We added the following to page 46:

We believe this because most of startup costs have already been incurred and do not expect to have many more significant costs prior to deployment of our fundraising. For the next twelve months, we believe that our ongoing costs will be minimal. Furthermore, in the event of a shortfall, Mr. Hennigan has committed to financing the Company with an additional $20,000. Mr. Hennigan's commitment is not in writing, but he intends to contribute it as paid in capital, and not as a loan.

Financial Statements, page F-1

44.   We note that in several instances (e.g. on pages F-2, F-4, F-6, and F-7), November 17, 2012 is given as your date of inception. However, elsewhere in your filing, including your Articles of Organization, Operating Agreement and Statement of Changes in Net Assets, November 27, 2012 is given. Please reconcile for us this discrepancy and revise your disclosure as appropriate.

We have reconciled and revised.

Report of Independent Auditors, page F-2

45.   Please have your auditor revise his report to refer to the standards of the Public Company Accounting Oversight Board (United States) in accordance with AS 1: References in the Auditors' Reports to the Standards of the Public Company Accounting Oversight Board.

Our auditor has updated to add the following:

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

46.   Please have your auditor provide a consent to the inclusion of his report in this registration statement.

We have included the consent from our auditor.

Balance Sheets, page F-3

47.   Please revise to correct the date of the balance sheet.

We have updated.

Part III — Exhibits

48.   Please submit, as an exhibit to the offering statement, the certificate of designation for the preferred units.

We have submitted this exhibit.

Exhibit 1. Articles of Organization

49.   Please tell us whether Mark Devincentis is a promoter of the company.

Mark Devincentis was an employee of our law firm. He is not a promoter of the Company.

Exhibit 2. Operating Agreement
50.   Please submit the executed version of the operating agreement. Exhibit 3. Subscription Agreement
51.   The representations specified in paragraph 5 should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

We have removed paragraph 5.

Exhibit 5. Opinion re Legality

52.   We note that counsel opines that the units will be legal, valid and binding obligations of the company. Counsel must also opine whether the units will, when sold, be legally issued, fully paid and non-assessable. Please revise accordingly.

We have added a sentence opining to this.

53.   Please explain the purpose of the qualification in paragraph (A). It does not appear that you have qualified any matters to your knowledge.

We have removed this paragraph.

54.   We refer to paragraph (B) where counsel states that "our opinions.., reflect only the application of applicable laws of the States of California..." We note that the company is incorporated under the laws of Nevada. Counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please revise accordingly.

We have removed this paragraph

55.   We refer to the penultimate paragraph of the opinion where you state that the opinion letter is being delivered pursuant to Item 601(b)(5) of Regulation S-K. Please revise to indicate that the opinion letter is delivered pursuant to the Form 1-A. Refer to Part III, Item 2(11) of Form 1-A for guidance.

We have updated this.

56.   We refer to the last paragraph of the opinion. Please delete the reference to "prospectus."

We have removed this reference.

Exhibit 6. Sales Material

57.   Please advise as to which marketing materials will be printed advertisements or sales materials that will be accompanied with or preceded by a final offering circular. See Rule 251(d) of Regulation A. Also note that all sales materials need to be filed with the Commission pursuant to Rule 256 of Regulation A. We may have further comments.

We currently do not have any new advertising materials. We will be sure to file any new materials with the Commission pursuant to Rule 256.

58.   Please revise the market materials to disclose from whom a preliminary offering circular or final offering circular may be obtained. See Item 251(d)(ii)(C) of Regulation A.

We are not currently utilizing any marketing materials including those previously submitted. We are revising all materials going forward.

59.   Please note that under Rule 251(d)(1)(ii)(C), printed advertisements may contain no more than the following information:

a.   The name of the issuer of the security;

b.   The title of the security, the amount being offered and the per unit offering price to the public;

c.   The general type of the issuer's business; and

d.   A brief statement as to the general character and location of your property, if any.

The printed materials should contain no promotional language. Also, the general type of your business should disclose that the company has no operations and owns no properties. Please revise accordingly.

We are not printing any marketing materials currently. If we intend to issue any new marketing materials, we will revise in accordance with this comment.

60.   Please clarify whether any of the members of the Advisory Board will be deemed an "officer or key personnel" of the company. Please refer to the instruction to Model A. Questions 29 to 32 of Form 1-A for guidance. For those who are not officers, key personnel and/or directors of the company, please tell us why you have included listed names in the sales materials.

Please see our answer to comment #34. If the Commission deems that we must remove these Advisory Board Members from the Offering and from the marketing materials, we will do so. We are not currently using any marketing materials.

The Company acknowledges that:

- the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert the Commission's action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

   (i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form 1-A, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form 1-A;

   (ii) The Company acknowledges that the acceleration of the effectiveness of its Form 1-A does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form 1-A; and

   (iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form 1-A was accelerated by the Commission.

If you have any questions or need any additional information to grant qualification, please advise.

Sincerely,



Jillian Ivey Sidoti, Esq.

Enclosures

OPERATING AGREEMENT

REIA INVESTMENTS, LLC

A Nevada Limited Liability Company

OPERATING AGREEMENT
REIA INVESTMENTS, LLC
A Nevada Limited Liability Company

This Operating Agreement (the "Agreement") made and entered into this 27th day of November, 2012 by and among those persons whose names and addresses are set forth below (the "Members"), being the members of REIA INVESTMENTS, LLC, A Nevada limited liability company (the "Company"), represent and agree as follows: (Each of the following named parties is referred herein as a "Member" and collectively, as the "Members" as defined in Section 2 hereof)

1. Formation, Name, Purposes, Definitions

1.1. A Nevada Limited Liability Company

(a) The Members hereby authorize the Manager to execute and deliver a Certificate of Formation to the Nevada Secretary of State in accordance with and pursuant to the Act and to execute and deliver any documents necessary to register the Company as a foreign limited liability company.

(b) The Members hereby agree to form the Company as a limited liability company under and pursuant to the provision of the Act and agree that the rights, duties, and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein.

(c) Upon their execution of this Agreement, without the need for the consent or other action of any Person, those Persons whose names appear on the signature page shall be admitted as Members of the Company. In their capacities as Members, those Persons shall not make any Capital Contribution to the Company and shall have no Membership Interest (hereafter "Founders"). The Founders may, however, subsequently also become Members in those separate capacities, acquire Membership Interests.

(d) The Company has established two classes of Units; Members who subscribe for Units under the Private Placement Memorandum dated October 20, 2012 shall receive Preferred Units and be entitled to the rights of those Units. Only the individuals of the Manager shall receive Common Units and those individuals that the Manager designates to receive such Units. Those Members holding Preferred Units shall have limited voting rights in accordance with Nevada Revised Statutes.

1.2. Intent

It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal income tax purposes. It is also the intent of the Members that the Company not be operated or treated as a partnership for purposes of Section 303 of the Federal Bankruptcy Code. No member shall take any action inconsistent with the express intent of the Members.

1.3. Name

The name of the Company shall be REIA INVESTMENTS, LLC a Nevada limited liability company.

1.4. Place of Business

The principal place of business of the Company shall be 18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258, or such other place as the Manager (as hereinafter defined) shall determine in their sole discretion.

1.5. Nature of Business

The primary objective of the Company is to engage in the business of making investments in residential and commercial real and personal property located in the United States of America and abroad. The Company may do everything necessary and suitable for the primary purpose or any other purpose, which our Company may accomplish, which shall at any time, appear conducive to, or expedient for, the protection or benefit of this Company.

1.6. Term

The Company shall commence upon the filing of its Articles of Organization and shall be perpetual unless sooner terminated under the provisions of Article 17 hereof.

1.7. Members

The name and address of each of the Members of the Company is set forth in the Articles of Organization of the Company and in the attached signature pages to this Agreement.

1.8. Registered Office and Registered Agent for Service of Process

The Company's initial registered office and initial registered agent shall be provided in the Articles. The registered office and/or the registered agent may be changed from time to time by the Members by causing the filing of the new address and/or name of the new registered agent in accordance with the Act.

1.9. Definitions

Whenever used in this Agreement, the following terms shall be the following meanings unless the context clearly requires a different interpretation:

"Act" shall mean the Nevada Liability Company Act of the State of Nevada, as may be amended from time to time.

"Additional Member" shall mean any person that is admitted to the Company as an additional member pursuant to Article 12 of this Agreement.

"Advance" or "Advances" shall have meanings as provided in Article 8.3 hereof.

"Agreement" shall mean this written Operating Agreement. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members.

"Bankruptcy" means the happening of any of the following: (a) the entry under Chapter 7 of the Federal Bankruptcy Law of an order for relief against a party; (b) the making by a party of a general assignment for the benefit of creditors; (c) the filing by a party of a voluntary petition under the Federal Bankruptcy Law or the filing by a party of a pleading in any court of record admitting in writing its inability generally to pay its debts as they come due; (d) the filing by a party of a petition or answer seeking for that party any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) the filing by a party of an answer admitting the material allegations of, or its consent to, or defaulting in answering, a petition filed against it in any bankruptcy, insolvency or similar proceedings; (f) the filing of any party of an application seeking, consenting to, or acquiescing in, the appointment of a trustee, receiver or liquidator of the party or of all or a substantial part of the party's property; (g) the commencement of any proceeding against a party seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if such proceeding is not dismissed within sixty (60) days after commencement; or (h) the appointment, without a party's consent or acquiescence, of a trustee, receiver or liquidator of that party of all or any substantial part of that party's properties and such appointment is not vacated or stayed within sixty (60) days or the appointment is not vacated within sixty (60) days after the expiration of any stay.

"Capital Account" shall mean the account established and maintained for each Member in accordance with this Agreement and applicable Treasury Regulations.

"Capital Contribution" shall mean, with respect to any Member, any contribution to the Company or property (at such other property's initial Gross Asset Value) by such Member whenever made. "Initial Capital Contribution" shall mean, with respect to any Member, the initial contribution to the Company pursuant to this Agreement.

"Capital Transaction" shall mean the sale, exchange, disposition, destruction or damage by casualty or taking by eminent domain of all or a significant part of the Company assets, or the refinancing of Company assets

"Class A Units" shall mean those Preferred Units bearing a return of 7% and may be distributed to Members with a Capital Contribution of or greater than $50,000

"Class B Units" shall mean those Preferred Units bearing a return of 6% and may be distributed to Members with a Capital Contribution of or greater than $25,000

"Class C Units" shall mean those Preferred Units bearing a return of 5% and may be distributed to Members with a Capital Contribution of or greater than $10,000.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Common Units" shall mean those Units, which are subordinated to the Preferred Units, that are distributed the Manager and other individuals or entities as the Manager sees fit.

"Company" shall refer to REIA INVESTMENTS, LLC

"Company Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

"Distributable Cash" shall mean, all cash, revenues and funds received by the Company from operations, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred in the normal operation of the Company's business; and (iii) such Reserves as the Members deem reasonably necessary for the proper operation of the Company's business.

"Effective Income" means the total income received from lending activities or from disposition of Loans serviced by the Company.

"Fair Market Value" means the price a ready, willing and able buyer would pay to a ready, willing and able seller the property for which the Fair Market Value is being calculated hereunder, assuming such property was exposed for sale on the open market for a reasonable period of time, taking into account all purposes of which such property may be used under then existing statutes, laws and ordinances applicable to such property, including, in the case of real property, zoning, land use restrictions, and private restrictions, such as covenants, conditions and restrictions of record.

"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.
"Good Cause" shall mean only a breach of a Manager's duties hereunder or the gross negligence, willful or wanton misconduct, fraud, or bad faith on the part of the Manager.

"Gross Asset Value" shall mean, with respect to any asset, such asset's adjusted basis for federal income-tax purposes, except as follows:

(i) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as agreed to by Members holding a Majority Interest;

(ii) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by Members holding a Majority Interest, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (a) and Clause (b) of this sentence shall be made only if Members holding a Majority Interest reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members; and

(iii) the Gross Asset Value of any Company asset that is distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by Members holding a Majority Interest

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (i) or Paragraph (ii) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Interest" shall mean the proportion of that Member's positive Capital Account (if any) bears to the aggregate positive Capital Accounts of all Members whose Capital Accounts have positive balances.

"Loan" shall mean the loans serviced and made by the Company.

"Losses" shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for federal income tax purposes plus any expenditures described in Section 705(a) (2) (B) of the Code.

"Majority-In-Interest" shall mean Members owning a simple majority of the Percentage Interests (as hereinafter defined).

"Manager" shall mean REIA Investments Management, LLC a Nevada limited liability Company or any other person or persons (as hereinafter defined) that become a Manager of the Company pursuant to this Agreement, herein after referred to as "Company Manager"

"Member" shall include: (i) REIA Investments, LLC. in its capacity as a member of the Company; (ii) REIA Investments, LLC. in its capacity as member of the Company, and (iii) Persons later admitted as Members of the Company, who shall be admitted in accordance with this Agreement. Members of the Company shall at all times be Members of the Company until the Company is dissolved, wound up, and terminated in accordance with the Act and this Agreement. The Company shall be controlled by the Manager.

"Member Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

"Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Organization Expenses" shall mean legal, accounting, and other expenses incurred in connection with the formation of the Company.

"Percentage Interest" shall be the percentage interests of the Members as determined in accordance with Section 9.1.

"Person" shall mean any individual and any legal entity and their respective heirs, executors, administrators, legal representatives, successors, and assigns.

"Preferred Return" shall mean the portion of Profit to be received by the Member holding such Preferred Units in quarterly payments in accordance with Exhibit A and the Capital Contribution.

"Profits" shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for federal income tax purposes plus any income described in Section 705 (a) (1) (B) of the Code.

"Reference Rate" means the reference rate publicly announced from time to time by the Bank of America, N.T. & S.A., as its reference rate.

"Reserves" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves that shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"Substitute Member" shall mean any person or entity that or which is admitted to the Company with all the rights of a Member that has died or has assigned his interest in the Company with the approval of all the Members of the Company by unanimous written consent pursuant to Article 13 of this Agreement.

"Treasury Regulations" shall mean the Regulations issued by the Treasury under the Code.

"Unreturned Capital Contributions" means all Capital Contributions made by a Member less any returned capital.

2. Capitalization of the Company

2.1. Total Capital Contributions
Contributions of capital shall be made to the Company as set forth in Exhibit A.

2.2. Time of Capital Contributions

All Member Capital Contributions made to the Company shall be made in total when becoming a Member.

2.3. Preferred Return and Capital Contribution

It is the intent of the Manager to capitalize the Company with $5,000,000 within the first eighteen (18) months of Company Operations. Members, other than the Manager and individuals the Manager designates, shall receive Units with a Preferred Return ("Preferred Units") in accordance to their Capital Contribution. All Members holding Preferred Units shall have equal rights.

Holders of	Shall receive a Preferred Return of:
Class C Units	5%
Class B Units	6%
Class A Units	7%

The Manager, at some time, may need additional capital beyond $5,000,000 for Property or Company operations. The Manager may elect to sell additional Preferred Units or designate a new class of Units for the purposes of raising additional capital. The Managers may or may not allow Members to purchase new or additional Units. Therefore, in the event the Manager seeks additional Capital Contributions from non-members or from only a few Members, certain Members may experience dilution.

2.4. Capital Accounts

2.4.1.   Debts and Credits: A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Treasury Regulations,

2.4.1.1. Each Member's Capital Account shall be credited with such Member's distributive share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated pursuant to Article 9 hereof, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

2.4.1.2. Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the Gross Asset Value of any other Company property distributed to such Member's distributive share of Losses allocated to such Member in accordance with this Agreement, any items in the nature of expenses or losses that are specially allocated pursuant to Article 9 hereof, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

2.4.1.3. In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

2.4.1.4. In the event the Gross Asset Values of the Company assets are adjusted pursuant to this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company had recognized gain or loss equal to the amount of such aggregate net adjustment and the resulting gain or loss had been allocated among the Members in accordance with this Agreement.

2.4.2. Interpretation and Changes. The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Code and applicable Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event the Manager shall determine, after consultation with Company counsel, that it is prudent to modify the

manner in which the Capital Accounts or any debits or credits thereto are allocated or computed in order to comply with such applicable federal law, the Manager shall make such modification without the consent of any other Member, provided the Manager determine in good faith that such modification is not likely to have a material adverse effect on the amounts properly distributable to any Member and that such modification will not increase the liability of any Member to third parties.

3. Rights and Duties of Manager

3.1. Management

All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

3.2. Number, Tenure, and Qualifications

REIA Investments Management, LLC shall be the initial Manager of the Company. The Manager shall hold office until a successor shall have been elected and qualified. Successor Manager(s) need not be a Member of the Company.

3.3. Management and Powers

The making of all Major Decisions concerning the Company shall require the approval of the Manager only. As used herein, the term Major Decision shall mean:

3.3.1. The acquisition by purchase, lease, or otherwise of any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the nature of the business of the Company;

3.3.2. To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan upon the affirmative vote of a Majority-In-Interest of the Members so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

3.3.3. the borrowing of money and issuing of evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company and securing the same by mortgage, pledge, or other lien on any Company property;

3.3.4. Admitting an additional Member to the Company;

3.3.5. The opening, maintaining and closing, as appropriate, all Company bank accounts and (subject to any limitations set forth herein) draw checks and other instruments for the payment of funds associated with Major Decisions.

3.3.6. To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments.

3.4. Authority of the Manager

3.4.1. Except to the extent that such authority and rights have been reserved in Article 3 as set forth above, the Manager shall have the obligation and the exclusive right to manage the day-to-day activities of the Company including, but not limited to the right to:

3.4.2. Obtain all proper security instruments (such as recorded mortgage interest or deed of trust interest) all in accordance with the local governmental rules and regulations; 3.4.3. Employ such

agents, employees, general contractors, independent contractors and attorneys as may be reasonably necessary to carry out the purposes of this Agreement;

3.4.4. Obtain, negotiate and execute all documents necessary or appropriate to accomplish the development and growth of the Entity and all portions thereof,

3.4.5. Establish a reasonable reserve for operation of the business of the Company and potential future and contingent Company liabilities;

3.4.6. Pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company; provided, however, that any settlement of a claim which is in excess of insurance proceeds shall be subject to the prior approval of all Managers;

3.4.7. Prepare plans of development, and preparation of Company budgets and financial reports necessary or appropriate to the Company's operation, including but not limited to, all federal and state tax returns and report to the Members;

3.4.8. Engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with the development and operation of an individual Entity.

3.4.9.Conveyances.
Any deed, bill of sale, mortgage, security agreement, land contract, assignment, lease for over 3 years, contract of sale or other commitment purporting to convey or encumber the interest of the Company in any or all of any real or personal property at any time owned by the Company or held in its name, which has been approved by a Majority-in-interest of the Members, shall be signed on behalf of the Company by the Company Manager, and no other signature shall be required. A certificate executed by the Company Manager certifying that such approval has been duly given shall be sufficient assurance of such approval for any party contracting with the Company.

3.5. Employment of Unaffiliated Manager
If necessary, the Company shall employ an unaffiliated property manager to manage a Property and its affairs, in the local of the Property on terms that are deemed to be commercially reasonable in the local where the Property is located.

3.6. Delegation of Duties
The Manager shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with Affiliates of either Manager, provided that all contracts with affiliated entities are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that notwithstanding such delegation the Manager shall remain primarily responsible for the active supervision of the work performed or to be performed by any such delegee, consultant or subcontractor.

3.7. Consultation; Quarterly Reports
Notwithstanding anything contained in this Section 3 to the contrary, the Manager agrees that it will use its best efforts at all times to keep the Members advised of all material matters affecting the Company and will provide quarterly reports to the Members.

3.8. Indemnity

Except for the willful misconduct, gross negligence or fraud of the Manager, its officers, shareholders or directors, or its employees or agents, the doing of any act or the failure to do any act by Manager, provided it was done or omitted to be done in accordance with the authority granted in this Agreement and in good faith to promote the best interests of the Company, shall not subject such Manager, or its officers, shareholders, directors or its employees or agents to any liability to the Company. Except for the willful misconduct, gross negligence or fraud of such Manager, the Company shall indemnify and hold harmless the Manager, its officers, shareholders, directors, and its employees and agents from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any person, including reasonable attorney's fees, arising from or in any way connected with the conduct of the business of the Company.

3.9. Financing

3.9.1. It shall be the responsibility of the Manager to arrange temporary or permanent financing for the Company in such amount(s) as reasonably necessary for the proper management of the Company, both in form and upon commercially reasonable terms and at competitive rates. The Manager shall execute any and all loan documentation as required for obtaining such financing, including, without limitation, security agreements, mortgage notes and trust deeds.

3.9.2. The Manager shall furnish its financial statements and take all other actions that are customary and reasonable in connection with the obtaining of the permanent financing, however the Manager will not be required to personally guarantee the financing. In no event shall the Members have any obligation to guarantee or otherwise become obligated for the repayment of any Company financing.

3.10. Manager Has No Exclusive Duty to Company
The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such investments or activities of the Manager or to the income or proceeds derived therefrom.

3.11. Resignation
The Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of the Manager will not affect the Manager's Interest in the Company.

3.12. Removal
Upon the affirmative vote of Seventy-Five percent (75%) of the Percentage Interests, the Manager may be removed for good cause shown. "Good Cause" shall mean only a breach of a Manager's duties hereunder or the gross negligence, willful or wanton misconduct, fraud, or bad faith on the part of the Manager. The Members agree that any right of removal shall be exercised only in good faith. The removal of a Manager shall not in any way reduce or affect the Manager's Interest in the Company.

3.13. Vacancies
In the event the Manager has resigned or has been removed or have otherwise ceased to be Manager, the vacancy may be filled by the affirmative vote of a Majority-In-Interest of Members. A Manager elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and shall hold office until the expiration of such term and until his successor shall be lected and shall qualify or until his earlier death, resignation, or removal.

4. Compensation; Distribution of Cash and Reimbursement of Expenses

4.1. Fees Paid to the Manager
The Manager will receive the following from the Company as compensation for services in the following amounts and on the following terms:

4.1.1. Company Management Fee; The Manager shall receive all distributions after the Preferred Members have received their stated Preferred Return for managing the Company's affairs.

4.1.2. Percent of Distributable Cash from Sale of the Company; The Manager shall receive all Profits from the Sale of Company after the Members, other than the Manager, have a.) received their Preferred Return, and b.) the Members, other than the Manager, have received their pro rata return of their Capital Account.

4.1.3. Percent of Distributable Cash at Dissolution or Termination; The Manager shall receive all Profits from the Sale of Company after the Members, other than the Manager, have a.) received their Preferred Return, and b.) the Members, other than the Manager, have received their pro rata return of their Capital Account.

4.2. Reimbursement for Out-Of-Pocket Expenses
The Manager shall be entitled to prompt reimbursement from the Company for all reasonable direct out-of-pocket costs and expenses incurred on behalf of the Company including without limitation, the reasonable costs of organization of the Company (including legal, travel expenses and tax planning costs and expenses). The Manager shall not be reimbursed for its own general administrative overhead and expenses.

5. Participation; Deadlock
5.1. Participation
Except as otherwise set forth herein, the Members shall not participate in the day-to-day management of the business of the Company.

5.2. Deadlock
Unless otherwise expressly set forth herein, in the event the Members are unable to reach agreement (affirmative vote of a Majority-In-Interest of the Members) on or make a decision with respect to any Major Decision described in Article 3, the matter shall be submitted to binding arbitration in accordance with Article 16 below.

6. Rights and Obligations of Members

6.1. Limitation of Liability
Each Member's liability shall be limited as set forth in the Act and other applicable law. The debts, obligations and liabilities of the Company, whether arising from contract, tort or otherwise, shall be solely the debts obligations and liabilities of the Company. No Member or Manager shall be obligated personally for such debt, obligation or liability of the Company, solely by reason of being a Member of the Company.

6.2. Company Debt Liability
A Member will not be personally liable for any debts or losses of the Company beyond the Member's respective Capital Contributions, except as otherwise required by law.

6.3. Company Books

The Manager shall maintain and preserve during the term of the Company and for five (5) years thereafter all accounts, books, and other relevant Company documents. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the Members expense, but only for a purpose related to the Member's interest in the Company or a Member.

6.4. Priority and Return of Capital

No Member shall have priority over any other Member as to the return of Capital Contributions or as to Profits and Losses or Distributions. Members may request for a return of the Capital Contributions after one (1) year from the date their Subscription Agreement is accepted by the Company, however, there is no guarantee the Manager will be able or willing to return the Capital Contribution of the Member. This Return of Capital will happen on a first come first serve basis unless there are circumstances, such as death, bankruptcy, or ERISA violations, or court order that create a Priority over other requesting Members requesting redemption. Members should view the Redemption Plan of the Company as stated in the Company's Private Placement Memorandum dated October 20, 2012 and updated January 10, 2013.

7. Meetings of Members

7.1. Annual Meeting

No Annual Meeting of the Members is required, however the Manager may elect to hold one at the beginning of each fiscal year.

7.2. Special Meetings

Special meetings of the Members, for any purpose or purposes unless otherwise prescribed by statutes, may be called by the Members or by a Majority-In-Interest of the Members.

7.3. Place of Meetings

The Manager may designate any place, either within or outside of the State of Nevada, as the place of meetings of the Members.

7.4. Notice of Meetings

Except as provided in Section 7.5 hereof, written or email notice stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered no fewer than three (3) no more than fifty (50) days before the date of the meeting.

7.5. Meeting of all Members

If all of the Members shall meet at any time and place, either within or outside of the State of Nevada, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting, lawful action may be taken.

7.6. Record Date

For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, Members entitled to receive payment of any distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolute declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any such meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

7.7. Quorum

A Majority-In-Interest of the Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Interests so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at a meeting.

7.8. Manner of Acting

If a quorum is present, the affirmative vote of Majority-In-Interest of the Members shall be the act of the Members, unless the vote of a greater or lessor proportion or number is otherwise required by the Act, by the Article or Organization, or by this Agreement.

A consent transmitted by electronic transmission by a Member or person authorized to act for a Member shall be deemed to be written and signed by the Member.

7.9. Proxies

At all meetings of Members, a Member may vote in person, or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

7.10. Action by Members without a Meeting

Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote, and delivered to the Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

7.11. Electronic Meetings

Meetings of members may be held by means of a conference telephone call so that all persons participating in the meeting can hear each other. Participation in a meeting held by conference telephone call shall constitute presence in person at the meeting.

7.12. Waiver of Notice

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

8. Capital Contributions; Capital Accounts; Advances

8.1. Capital Contributions

8.1.1. The amount of the initial Capital Contributions of the Members, are identified in Exhibit "A".

8.1.2. The Capital Contribution of the Members shall be equal to one hundred percent (100%) of the total capitalization of the Company. The Manager is not required to contribute any percent of the total capitalization of the Company.

8.1.3. Except as otherwise expressly provided in this Agreement, no Member may contribute capital, or loan funds to the Company, without the consent of the Manager.

8.1.4. Except as otherwise expressly provided in this Agreement no portion of the capital of the Company may be withdrawn at any time without the express written consent of the Manager.

8.2. Capital Accounts
A Capital Account shall be established and maintained for each Member in accordance with the terms of this Agreement and the requirements of the Code.

8.3. Manager Loans
If required, The Company intends to use its best efforts to obtain funds from third parties to be contributed or loaned pursuant to the terms of this Agreement, sufficient for the operation of the Company. In the event that sufficient additional funds are unavailable from third parties, the Manager shall have the right, but, except as provided below, shall not be obligated, to loan such funds (or a portion thereof) to the Company as and when necessary to continue the business of the Company (the "Advance").

8.3.1. Advances made by the Manager shall bear interest at the greater of six percent (6%) above the prime rate or twelve percent (12%) per annum. Interest on Advances shall be an expense of the Company when paid.

8.3.2. If the Manager makes Advances it shall be deemed an unsecured creditor of the Company for the purpose of determining its right and priority of repayment of interest and principal of such Advance.

8.3.3. Advances expended prior to the formation of the Company shall be reimbursed upon the receipt by the Company of Member Capital Contributions.

9. Division of Profits and Losses

9.1. Percentage Interests
The Percentage Interests of the Members shall be as set forth in Exhibit A hereof.

9.2. Division of Profits and Losses

It is the intent of the Manager to distribute and allocate the Company's realized profits to the Members in proportion to their respective Capital Contributions.

9.3. Acknowledgement
The Members are aware that Company circumstances and the Revenue Code may provide for a different allocation of Profits and Losses other than that intended by the Managers as herein set forth.

10. Distributions

10.1. Distributions of Cash from Operations

10.1.1. The Manager shall make quarterly distributions from operations to the Members other than the Manager, in accordance to the Preferred Return to the Member as stated in Exhibit A, based on such member's Unreturned Capital Contribution.

10.2. Cash Distributions from Capital Transactions

In the event that the Company generates distributable cash from a Capital Transaction, the Company will, subject to the retention of reasonable working capital reserves determined by and in the sole discretion of the Manager, make distributions as follows:

10.2.1. One Hundred Percent (100%) to the Members other than the Manager, in proportion to their Unreturned Capital Contributions until such Capital Contributions are returned; and thereafter

10.2.2. The unpaid Preferred Returns (annualized) to the Members.

10.2.3 An Additional Equity Distribution to the Members holding Preferred Units

10.2.4. Any remaining distributable cash shall be paid to the Manager.

10.3. Allocation and Distributions between Transferor and Transferee
Upon the transfer of all or any part of a Member Interest of a Member as hereinabove provided, Profits and Losses shall be allocated between the transferor and transferee on the basis of the computation method which in the reasonable discretion of the Manager is in the best interests of the Company, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Treasury Regulation Section 1.704-1(c)(2)(ii). Distributions shall be made to the holder of record of the Member Interest on the date of distribution. Any transferee of a Member Interest shall succeed to the Capital Account of the transferor Member to the extent it relates to the Transferred Interest; provided, however, that if such transfer causes a termination of the Company pursuant to Section 708(b)(1)(B) of the Code, the Capital Accounts of all Members, including the transferee, shall be re-determined as of the date of such termination in accordance with Treasury Regulation Section 1.704-1(b).

10.4. In-Kind Distribution
Except as otherwise expressly provided herein, assets of the Company, other than cash shall not be distributed in kind to the Members, without the prior approval of the Manager. If any assets of the Company are distributed to the Members in kind for purposes of this Agreement, such assets shall be valued on the basis of the Gross Asset Value thereof (without taking into account Section 7701(g) of the Code) on the date of distribution; and any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with the other Member(s) so entitled with an undivided interest in such assets in the amount and to the extent provided for in Section 10.1. Upon such distribution, the Capital Accounts of the Members shall be adjusted to reflect the amount of gain or loss that would have been allocated to the Members pursuant to the appropriate provision of this Agreement and the Company sold the assets being distributed for their Gross Asset Value (taking into account Section 7701(g) of the Code) immediately prior to their distribution.

11.   Fiscal Year, Books and Records, Bank Accounts, Tax Matters Members

11.1. Books and Records; Tax Returns
The Company, for accounting and income tax purposes, shall operate on a fiscal year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least ninety-six (96) hours prior notice. The Manager shall use its best efforts to cause to be prepared and furnished to the Members, the Members' individual K-1's prior to March 15 of each year.

11.2. Bank Accounts
The Manager may open and maintain more or one bank accounts to hold investors funds, revenues, and other cash for the benefit of the Company.

11.3. Financial Statement
Within a reasonable period after the end of each partnership fiscal year, the Manager shall cause to be prepared and furnished to all the Members their individual K-1's, the cost of which shall be an expense of the Company.

11.4. Tax Matters
The Manager shall have the authority, subject to the provisions of this Agreement, to make any election provided for under the Code or any provision of state or local tax law.

12. New Members Admitted
The Manager may elect to admit New Members beyond the period of the Private Placement Memorandum at its own discretion. The Manager may elect to amend the Operating Agreement to include a separate class of Units other than the Preferred and Common already designated. Members of the Company shall not be able to vote on New Members or on new classes of Units.

13. Transfers

13.1. Transfers Prohibited
No Member may voluntarily, involuntarily or by operation of law assign, transfer, sell, pledge, hypothecate or otherwise dispose (collectively "Transfer") of all or part of its Interest in the Company, except as is specifically permitted by this Agreement. Any Transfer made in violation of this Article 13 shall be void and of no legal effect.

13.2. Permissible Transfer
Notwithstanding anything to the contrary contained in this Article, any Member may transfer all or any part of its Interest in the Company to any Affiliate.

13.3. Substituted Member
A permitted transferee of any Member's Interest shall be admitted to the Company as a Substituted Member upon satisfaction of the following conditions:

13.3.1. Filing with the Company of a duly executed and acknowledged written instrument of assignment in a form approved by the Manager, which approval shall not be unreasonably withheld, specifying the Member Percentage being assigned and setting for the intention of the assignor that the permitted assignee succeed to the assignor's Interest (or the portion thereof) as a Member; and

13.3.2. Execution, acknowledgement and delivery by the assignor and assignee of any other instruments reasonably required by the Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement; and

13.3.3. In the event of transfer to an Involuntary Transferee, the written consent of Manager shall be required, the granting of which shall not be unreasonably withheld. An Involuntary Transferee for purposes of this Agreement shall mean a Member's heirs, estate or creditors which have taken by foreclosure, receivership or inheritance, other than as otherwise set forth in Section 13 hereof.

13.4. Binding on Successors
Subject to the restriction of this Article, the rights and objections of the Members shall inure to and be binding upon the heirs, successors and permitted assignees of the Partners.

14. Transfer of Interest and Withdrawal

14.1. Transfer of Interest

The Members are hereby not allowed to transfer their Interest in the Company to any Third Party without the express written approval of the Manager. The Manager may elect to refuse to allow the transfer for any reason. If an individual Member desires to withdraw from the Company, they may do so within the terms and conditions of the Company's Withdrawal Policy.

14.2. Withdrawal Policy

A Member that wishes to withdraw from the Company may ask for the return of their Capital Account one year from the date their Subscription Agreement has been accepted by the Company ("Withdrawing Member.") The Withdrawing Member must submit their request in writing to one of the following:

By email:
XXXXXXXXX

By U.S. Mail: PO BOX 591279, San Antonio, TX 78259

The requesting Member must explicitly state the amount that it is requesting to withdraw and the date of such request. ("Notice")

The amount that a Withdrawing Member will receive from the Company is based on the Withdrawing Member's capital account. A capital account is the amount that the Withdrawing Member paid in cash to the Company less any withdrawals. Although Members are allowed to request the return of their Capital Account, it is solely to the discretion of the Manager to return such Capital Account before the Manager distributes the return of Capital Accounts expected to happen between years five and seven of the Company. The Manager will not establish a Reserve Account for such requests.

14.3. Right of First Refusal of Members

In the event that the Manager, on behalf of the Company, is unable or unwilling to fulfill the Withdrawal request in accordance with 14.2, the Member may then offer for sale their Units to the other Members of the Company prior to making any offer to any Third Party. If a Third Party has made an offer to any Member for the purchase of Units ("Selling Member"), the Member must present such a written offer to the Manager and the Members of the Company and such Members and Manager shall have a right to first refusal. Such transfer or sale to other Members of the Company shall be subject to approval of the Manager.

14.4. Substituted Member

If a Member transfers its interest pursuant to this Section 14, such transferee shall comply with the provisions of Section 13.3 to become a Substituted Member of the Company.

15. Bankruptcy or Other Involuntary Transfer

15.1. Definitions

As hereinafter used in this Agreement the word "Bankruptcy" shall mean and refer to that certain definition set forth in Section 1.9(e) above.

15.2. Option to Purchase

In the event of the Bankruptcy of a Member (hereinafter called the "Bankruptcy Member") Manager, on behalf of the Company, shall have the option to purchase the Interest of the Bankrupt Member in the Company. Such option may be exercised only by the Manager giving written notice thereof within thirty

(30) days after its receipt of notice of a Bankruptcy. Notice of exercise of the option shall be given to the Bankrupt Member and to any trustee, receiver or other legal representative or holder or transferee of the Bankrupt Member's interest in the Company (hereinafter called an "Involuntary Transferee") of which the Manager has been given notice, at the address of such Involuntary Transferee contained in any such notice of Bankruptcy.

15.3. Value of the Interest
The value of the Interest owned by the Bankrupt Member shall not exceed the value paid by the Bankrupt Member for the Units plus any unpaid Preferred Returns.

16. Dispute Resolution

16.1. Mediation of Disputes
The Members agree to mediate any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration. If any party commences an action or arbitration based on a dispute or claim to which this paragraph applies, without first attempting to resolve the matter through mediation, then that party shall not be entitled to recover attorneys fees, even if they would otherwise be available to that party in such action. Mediation shall be held before the Judicial Arbitration and Mediation Service unless the parties mutually agree to use the American Arbitration Association or Real Estate Neutrals or other agreed-upon mediator instead.

16.2. Arbitration of Disputes
In the event any dispute or claim among any of the Members cannot be resolved by mediation, then such dispute or claim shall be the subject of binding arbitration before the Judicial Arbitration and Mediation Service, unless the parties to the dispute mutually agree to use the arbitration services of the American Arbitration Association or another agreed-upon mediator instead. The prevailing party in such arbitration shall be entitled, in addition to any other relief that may be granted, to reasonable attorneys' fees and consultants' fees, and to recover all fees and costs associated with the arbitration. The arbitrator shall allow only such discovery as he or she reasonably believes is necessary in order for the parties to be properly prepared to arbitrate their dispute.

The undersigned acknowledge that, by initialing here, they are giving up their right to trial by jury and their right to conduct pretrial discovery.

16.3 Choice of Venue

The Choice of Venue for any Dispute Process shall be San Antonio, TX.

17. Dissolution and Termination of the Company

17.1. Dissolution

17.1.1 The Company shall be dissolved and its affairs shall be wound up upon the earliest of:
- The sale or other disposition of all or substantially all of the assets of the Company; provided, however, that if the Company receives a purchase money note upon such sale, the Members may elect to continue the Company until such note is satisfied, sold or otherwise disposed of.
- Notwithstanding anything to the contrary contained herein no Member may voluntarily withdraw from the Company without the consent of the Manager.

17.2. Cessation of Any Member as Member

The withdrawal, death, insanity, incompetency, bankruptcy, dissolution or liquidation of any Member as such will not dissolve the Company.

17.3. Procedure for Winding-Up

Upon the Dissolution and Termination of the Company caused by other than the termination of the Company under Section 708(b)(1)(B) of the Code, the Manager shall proceed to wind up the affairs of the Company. During such winding up process, the Profits, Losses and Distributions of the Distributable Cash shall continue to be shared by the Members in accordance with this Agreement. The assets shall be liquidated as promptly as is consistent with obtaining a fair value therefore, and the proceeds therefrom, to the extent available, shall be applied and distributed by the Company on or before the end of the taxable year of such Liquidation or, if later, within ninety (90) days after such Liquidation in the following order: (a) first, to creditors, including any Members who are creditors, in the order of priority as provided by law; (b) then, to establish such reserves as may be necessary; and (c) finally, to the Members in accordance with their positive Capital Account balances.

18. Miscellaneous Provisions

18.1. Notices

All notices and demands which either party is required or desires to give to the other shall be given in writing by facsimile, certified mail, return receipt requested with appropriate postage prepaid, or by personal delivery to the address or facsimile transmission to the address set forth below for the respective party, provided that if any party gives notice of a change of name or address or facsimile number, notices to that party shall thereafter be given as demanded in that notice. All notices and demands so given shall be effective upon receipt by the party to whom notice or a demand is being given except that any notice given by certified mail shall be deemed delivered three (3) days after mailing provided proof of delivery can be shown to:

REIA INVESTMENTS, LLC
PO BOX 591279, San Antonio, TX 78259

18.2. Amendments

This Agreement may only be amended in writing by the Manager of the Company.

18.3. Binding Effect

Except as may be otherwise prohibited by this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferee, and assigns.

18.4. Construction

Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

18.5. Time

Time is of the essence with respect to this Agreement.

18.6. Headings

Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

18.7. Severability

Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such legality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

18.8. Incorporation by Reference
Every exhibit, schedule, and other appendix, attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

18.9. Additional Documents.
The Manager agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

18.10. Nevada Law
The laws of the State of Nevada shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

18.11. Counterpart Execution
This Agreement may be executed in any number of counterparts with the same effect as if all of the Members and the Manager had signed the same document. All the counterparts shall be construed together and shall constitute one agreement.

18.12. Merger
It is agreed that all prior understandings and agreements between the parties, written and oral, respecting this transaction are merged in this Agreement, which alone, fully and completely expressed their agreement, and that there are no agreements except as specifically set forth in this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of REIA INVESTMENTS, LLC, as of the date and year first above written.

Thomas Hennigan

Thomas Hennigan
REIA Investments, LLC
Manager of REIA Investments Management, LLC

EXHIBIT A - Ownership Interest

REIA INVESTMENTS, LLC

Members	Initial Capital	Common or	Preferred

	Contribution (if any)	Preferred Interest	Interest Rate
Thomas Hennigan	$30,000	C	0%

TOTAL

TOTAL

<u>SUBSCRIPTION AGREEMENT</u>

REIA Investments, LLC
a Nevada Limited Liability Company

The undersigned hereby applies to become a Member in REIA Investments, LLC, a Nevada limited liability company (the "Company"), and subscribes to purchase the number of Preferred Units ("Units") herein indicated in accordance with the terms and conditions of the Limited Liability Company Agreement, as amended, attached as and Exhibit to the Offering Circular dated _____, as supplemented from time to time (the "Offering Circular").

1. **REPRESENTATIONS AND WARRANTIES.** The undersigned represents and warrants as follows:

   (a) I have received, read and fully understood the Offering Circular dated _____ and in making this investment I am relying only on the information provided in the Offering Circular. I have not relied on any statements or representations inconsistent with those contained in the Offering Circular.

   (b) I understand that the Units are being offered and sold pursuant to an Offering Statement filed on a Form 1-A with the Securities Exchange Commission under the Securities Act of 1933, as amended. I acknowledge and understand that the Offering Statement depends in part upon the accuracy of the representations and warranties contained herein, which I hereby make with the intent that they may be relied upon by the Manager.

   (c) My principal residence is in a state where the Company has duly registered the Units by Coordination. Except as hereafter provided, if I am acting as the trustee of a trust or on behalf of any other business entity, both the principal office and the principal place of business of such trust or other entity are located in such a state. If I am acting as the trustee or custodian of a Keogh plan, Individual Retirement Account or other retirement plan and I am not a resident such a state, then all of the following requirements are satisfied: (i) all participants or beneficiaries of such retirement plan have their principal residence in such a state; (ii) all investment decisions regarding such plan are made by such resident participants and/or beneficiaries; and (iii) I perform only ministerial functions with respect to the investment of plan assets, with no independent authority or discretion to make investment decisions.

   (d) I understand that an investment in the Units involves certain risks. I am 18 years of age or older.

   (e) By virtue of my own investment acumen and experience or financial advice from my independent advisors (other than a person receiving commissions by reason of my purchase of Units), I am capable of evaluating the risks and merits of an investment in the Units.

   (f) Either (i) I have a net worth (exclusive of home, furnishings and automobiles) of $70,000 plus an annual gross income of $70,000; or (ii) I have a net worth (exclusive of home, furnishings and automobiles) of $250,000 ; or (iii) I am purchasing as a trustee or other fiduciary for a person meeting the requirements of clause (i) or (ii) above. If I am a resident of one of the following states, I understand I must meet those suitability standards*:

   Alabama—Alabama investors must represent that, in addition to meeting the suitability standards listed above, they have a liquid net worth of at least ten times their investment in us and other similar programs.

   California—A California investor must have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $85,000 and a net worth of $250,000 and the total investment in this offering may not exceed 10% of the investor's net worth.

   Iowa—An Iowa investor must have a net worth of $100,000 and an annual income of $70,000 or in the alternative, a net worth of $350,000 and the total investment in our offering may not exceed 10% of the investor's liquid net worth.

1

Kansas—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in our and similar direct participation investments.

Kentucky—A Kentucky investor's investment in our offering may not exceed 10% of his or her net worth.

Massachusetts—It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments.

Michigan—Michigan investors may not invest more than 10% of their net worth in our offering.

Oregon—An Oregon investor's aggregate investment in this offering may not exceed 10% of the investor's liquid net worth.

Pennsylvania—A Pennsylvania investor must have a net worth of at least ten times his or her investment in our offering.

Tennessee—A Tennessee investor must have a liquid net worth of at least ten times his or her investment in our offering.

For purposes of determining the suitability of an investor, net worth (total assets minus total liabilities) in all cases should be calculated excluding the value of an investor's home, home furnishings and automobiles. "Liquid net worth" is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

In the case of sales to fiduciary accounts (such as individual retirement accounts, or IRAs, Keogh Plans or pension or profit-sharing plans, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

*The Company may not be registered to sell securities in certain states listed and a potential subscriber may not invest unless the Company has duly registered the Units by coordination.

(g) I am purchasing the Units solely for my own account, and not with a view to or for a sale in connection with any distribution of the Units.

2. POWER OF ATTORNEY. The undersigned hereby irrevocably constitutes and appoints the Manager as his, her or its true and lawful attorney-in-fact, with full power of substitution and with full power and authority for him, her or it and in his, her or its name, place and stead, to execute, acknowledge, publish and file: The Operating Agreement, the Articles of Organization of the Company and any amendments thereto or cancellations thereof required under the laws of the State of Nevada;

(a) Any other certificates, instruments and documents as may be required by, or may be appropriate under, the laws of any state or other jurisdiction in which the Company is doing or intends to do business; and

(b) Any documents which may be required to effect the continuation of the Company, the admission of an additional or substituted Member, or the dissolution and termination of the Company.

The power of attorney granted above is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death of a Member or the delivery of an assignment of Units by a Member; provided, that where the assignee thereof has been approved by the Manager for admission to the Company as a substituted Member, such power of attorney shall survive the

delivery of such assignment for the sole purpose of enabling the Manager to execute, acknowledge, file and record any instrument necessary to effect such substitution.

3. ACCEPTANCE. This Subscription Agreement will be accepted or rejected by the Manager within thirty (30) days of its receipt by the Company. Upon acceptance, this subscription will become irrevocable, and will obligate the undersigned to purchase the number of Units indicated below, for the purchase price of $1,000 per Unit. The Manager will return a countersigned copy of this Subscription Agreement to accepted subscribers, which copy (together with my canceled check) will be evidence of my purchase of Units.

4. PAYMENT OF SUBSCRIPTION PRICE. The full purchase price for Units is $1,000 per Unit, payable in cash concurrently with delivery of this Subscription Agreement. I understand that my subscription funds will be held by the Manager in a non- interest bearing segregated subscription account at a financial institution selected by the Manager, until my funds are needed by the Company to fund a mortgage loan, and only then will I actually be admitted to the Company. In the interim, my subscription funds will not earn interest in the subscription account.

5. INVESTOR INFORMATION. (Please print or type) Name and Address of Investor or Beneficial Owner:

Does your net worth exceed $70,000?	Yes	No
Does your income exceed $70,000?	Yes	No
If no, does your net worth exceed $250,000?	Yes	No
Are you a member of a Real Estate Investment Association?	Yes	No

If yes, which one? _____

Please complete the following, as applicable. (Investments by more than one of the following entities, even if related to each other or controlled by the same person, require completion of separate Subscription Agreement.)

If you are a resident of a state listed in 1(f) above, please provide the following information:

State of Residence: _____

Net Worth:_____

Net Income:_____

Identifying Information

Individual Name:_____

Address:_____

3

Social Security Number:_____

Individual Retirement Account ("IRA"):

Trustee Name:_____

Address:_____

Account Number:_____

Pension or Profit Sharing Trust ("ERISA Plan"):

Trustee Name:_____

Address:_____

Account Number:_____

Corporation, Trust or Other:

Trustee Name:_____

Address:_____

Account Number:_____

Number of Units to be Purchased (minimum of 10,000):_____

Total Purchase Price ($1 per Unit; $10,000 minimum): $_____

Make check payable to "REIA Investments, LLC" and return with this Subscription Agreement to

18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258
(210) 979-070

4

IN WITNESS WHEREOF, the undersigned hereby agrees to become a Member in REIA Investments, LLC upon the terms and conditions set forth in the Operating Agreement.

Dated: _____, 20_____

_____   _____
Signature of Beneficial Owner or Individual   Signature of Trustee or Officer

[IF IRA OR ERISA PLAN, THEN BOTH TRUSTEE AND BENEFICIAL OWNER(S) MUST SIGN.]

ACCEPTANCE

The foregoing Subscription Agreement is hereby accepted by REIA Investments, LLC

_____, 2013   REIA Investments, LLC
                               a Nevada Limited Liability Company

                               By: _____

                               Its Manager